

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Ronald J. Prague
Chief Legal Officer and Corporate Secretary
Synchronoss Technologies, Inc.
200 Crossing Boulevard, 8th Floor
Bridgewater, New Jersey 08807

Re: Synchronoss Technologies, Inc.
Form 10-Q
Exhibit No. 10.2
Filed November 9, 2020
File No. 000-52049

Dear Mr. Prague:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance